VIA EDGAR

June 28, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kymera Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-257476

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kymera Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 30, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling William D. Collins at 617-570-1447. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, William D. Collins of Goodwin Procter LLP, by facsimile to (617) 321-4422.

If you have any questions regarding this request, please contact William D. Collins of Goodwin Procter LLP at (617) 570-1447.

Sincerely,

KYMERA THERAPEUTICS, INC.

/s/ Nello Mainolfi
Nello Mainolfi
President and Chief Executive Officer

Cc:	Bruce Jacobs, Chief Financial Officer, Kymera Therapeutics, Inc.

Karen Martin, Vice President and Head of Legal, Kymera Therapeutics, Inc.

William D. Collins, Esq., Goodwin Procter LLP